Exhibit (d)(18)

EXHIBIT U

to the

Investment Advisory Contract

Marshall Large-Cap Focus Fund

For all services rendered by Adviser hereunder, the above-named Portfolio of the Fund shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.50% of the average daily net assets of the Portfolio.

The advisory fee shall accrue daily at the rate of  1/365th of 0.50% applied to the daily net assets of the Portfolio.

The advisory fee so accrued shall be paid to Adviser daily.

Effective this 4th day of August, 2010.

M&I Investment Management Corp.

By:	/s/ Timothy M. Bonin
Name:	Timothy M. Bonin
Title:	Vice President

Marshall Funds, Inc.

By:	/s/ John M. Blaser
Name:	John M. Blaser
Title:	President